Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2012

Management’s Discussion and Analysis (MD&A)
(May 1, 2012)

General

This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three month periods ended March 31, 2012 and 2011, and the 2011 MD&A and audited annual Consolidated Financial Statements of the Company.  The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All comparisons are between the three month periods ended March 31, 2012 and 2011, unless otherwise stated.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.  Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

FIRST QUARTER 2012 PERFORMANCE HIGHLIGHTS

•	Net income was $291 million, compared to a net loss of $326 million in the first quarter of 2011 and a net loss of $117 million in the fourth quarter of 2011;
•	Production was up 4%, with record sales in Southeast Asia and higher volumes in Colombia and shale. Liquids volumes in Southeast Asia and North America are up 35% year over year;
•	Approximately $950 million of non-core assets sales have been agreed in North America; long-term debt net of cash and cash equivalents was down to $4 billion, from $4.5 billion at year-end;
•	Capital spending will be further cut to approximately $3.6 billion in 2012;
•	In Papua New Guinea, Mitsubishi Corporation was brought in as a strategic partner; natural gas resource aggregation continues with success at Ketu-2;
•	Discovery of light oil was confirmed in the Kurdamir-2 well.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
	2012	2011
Financial
Net income (loss) ($ millions)	291	(326)
US$ per common share
- Basic	0.28	(0.32)
- Diluted1	0.25	(0.32)
Production (Daily Average - Gross)
Oil and liquids (mbbls/d)	187	197
Natural gas (mmcf/d)	1,652	1,484
Total mboe/d (6mcf = 1boe)	462	444
1.  Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options.

During the first quarter of 2012, net income increased relative to the corresponding period in 2011 as a result of a gain on the sale of non-core coal assets, a smaller loss on held-for-trading financial instruments, a recovery on share-based payments and higher global oil and liquids prices, partially offset by asset impairments, a decrease in gas prices in North America, higher operating expenses and higher DD&A.

Higher volumes were driven by increased volumes in North America, Southeast Asia and the rest of the world, partially offset by lower production in the North Sea.

DAILY AVERAGE PRODUCTION

	Three months ended March 31
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	28	21	22	18
North Sea	89	123	88	122
Southeast Asia	45	33	27	15
Other	25	20	15	11
	187	197	152	166
Natural gas (mmcf/d)
North America	1,024	885	881	786
North Sea	43	82	43	82
Southeast Asia	548	493	373	344
Other	37	24	30	21
	1,652	1,484	1,327	1,233
Total Daily Production (mboe/d)
North America	198	169	169	149
North Sea	96	136	95	136
Southeast Asia	136	115	89	73
Other	32	24	20	14
Total (mboe/d)	462	444	373	372
Less: production from assets held for sale
North America	7	8	6	6
From ongoing operations (mboe/d)	455	436	367	366

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Total production and production from ongoing operations increased by 4% over the previous year due principally to increased oil and gas volumes in North America, Southeast Asia, and Colombia, partially offset by lower North Sea production.

In North America, total production increased by 17% and production from ongoing operations increased by 19%.  Oil and liquids production increased by 33% due to successful shale development in Eagle Ford, where liquids production averaged 7 mbbls/d during the quarter, compared to 1 mbbls/d in the corresponding quarter of 2011.   Natural gas production increased by 16% due to successful development in the Pennsylvania Marcellus and Eagle Ford shale plays, partially offset by natural declines of conventional assets. During the quarter, the Company reduced the number of rigs operating in the Pennsylvania Marcellus from ten to three in response to the continued low North America natural gas prices, with a further reduction to one operating rig in April 2012.  Natural gas volumes in North America are expected to reduce starting in the second quarter as the Company’s shifts its focus to more profitable liquids-rich opportunities.

In the North Sea, production decreased by 29% relative to the same period in 2011.  In the UK, the majority of the decrease was as a result of Auk North and Tweedsmuir natural declines and increased water cut, which the Company is expecting to partially remediate in the future.  Volumes were additionally impacted by subsea equipment mechanical issues at Auk North, a safety-related shutdown of Tartan for the full quarter and reduced production from Claymore due to compressor issues. Increased production in Fulmar and Ross/Blake helped offset the decrease. The shutdown of the Tartan platform was completed at the end of March 2012 with production resuming in the second quarter. The decrease in Norway was due principally to natural declines in Rev and Varg.

In Southeast Asia, production increased by 18% over the same period in 2011.  Oil and liquids production increased by 36% due principally to the start up of Kitan in October 2011. Natural gas production increased by 11% due principally to the start up of Jambi Merang in April 2011 and improved production efficiency in PM-3 CAA and Tangguh.

In the rest of the world, production increased by 33% as the current period includes a full quarter of production from Equión Energía Limited (Equión) in Colombia.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1

	Three months ended March 31
	2012	2011
North Sea – bbls/d	4,572	9,461
Southeast Asia – bbls/d	(1,222)	6,280
Other – bbls/d	2,662	5,053
Total produced into inventory – bbls/d	6,012	20,794
Total produced into inventory – mmbbls	0.5	1.9
Inventory at March 31 – mmbbls	2.4	3.5
1.	Gross before royalties.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended March 31, 2012, volumes in inventory increased from 1.9 mmbbls to 2.4 mmbbls as a result of the timing of liftings in Norway, Australia, and Algeria.  Liftings have occurred since March 31 in Norway and Australia.

COMPANY NETBACKS1

	Three months ended March 31
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids ($/bbl)
Sales price	115.24	104.07	115.24	104.07
Royalties	21.64	17.08	-	-
Transportation	1.25	1.17	1.54	1.39
Operating costs	24.33	21.16	29.95	25.32
	68.02	64.66	83.75	77.36
Natural gas ($/mcf)
Sales price	5.19	5.89	5.19	5.89
Royalties	1.28	1.16	-	-
Transportation	0.25	0.27	0.34	0.33
Operating costs	1.05	0.88	1.40	1.10
	2.61	3.58	3.45	4.46
Total $/boe (6mcf=1boe)
Sales price	65.14	65.75	65.14	65.75
Royalties	13.33	11.44	-	-
Transportation	1.41	1.41	1.78	1.71
Operating costs	13.61	12.32	17.52	15.06
	36.79	40.58	45.84	48.98
1.	Netbacks do not include pipeline operations.

During the first quarter, the Company’s average gross netback was $36.79/boe, 9% lower than 2011 due to higher royalties and unit operating expenses. Talisman’s realized net price of $65.14/boe was relatively unchanged compared to the same period in 2011, since higher global oil and liquids prices were offset by lower gas prices in North America.

The Company’s realized net sale price does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 21%, up from 16% in 2011 due principally to increased revenues from higher royalty rate jurisdictions.

COMMODITY PRICES AND EXCHANGE RATES

		Three months ended March 31
		2012	2011
Oil and liquids ($/bbl)
North America		77.20	68.78
North Sea		120.53	104.91
Southeast Asia		122.99	117.27
Other		124.93	114.37
		115.24	104.07
Natural gas ($/mcf)
North America		2.49	4.06
North Sea		9.91	8.56
Southeast Asia		9.85	8.74
Other		5.21	5.64
		5.19	5.89
Company $/boe (6mcf=1boe)		65.14	65.75
Benchmark prices and foreign exchange rates
WTI	(US$/bbl)	102.93	94.10
Dated Brent	(US$/bbl)	118.49	104.97
Tapis	(US$/bbl)	125.75	109.53
NYMEX	(US$/mmbtu)	2.77	4.14
AECO	(C$/gj)	2.39	3.58
C$/US$ exchange rate		1.00	0.99
UK£/US$ exchange rate		0.64	0.62

Realized oil and liquids prices increased by 11%, which is in line with global oil and liquids prices. North America natural gas prices decreased by 39%, which is consistent with the decreases in NYMEX and AECO prices whereas Southeast Asia natural gas prices increased by 13% since a significant portion is linked to oil-based indices.  For example, Corridor gas prices averaged $10.73/mcf as approximately 55% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

EXPENSES

Unit Operating Expenses1
	Three months ended March 31
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	7.73	7.15	9.07	8.09
North Sea	36.42	23.58	36.68	23.58
Southeast Asia	7.80	8.16	11.96	12.90
Other	6.33	5.03	9.99	8.44
	13.61	12.32	17.52	15.06
1.	Includes impact of production volumes.

 Total Operating Expenses
	Three months ended March 31
	2012	2011
($ millions)
North America	149	111
North Sea	312	260
Southeast Asia	98	72
Other	18	9
	577	452

Total operating expenses increased by $125 million due principally to higher maintenance costs, the start up of new fields, and the Pennsylvania impact fee.

In North America, total operating expenses increased relative to the same period last year due principally to increased production volumes in the Pennsylvania Marcellus and Eagle Ford shale plays and a charge of $21 million relating to the introduction of the Pennsylvania impact fee. The legislation introducing this fee was signed into law in February 2012 and imposes a fee payable over 15 years on all wells drilled in Pennsylvania, with the exact amount of the fee depending on natural gas prices and other factors.  The fee is applied retrospectively to all wells drilled prior to 2012.  For the three month period ended March 31, 2012, management has estimated the fee payable to be $21 million, of which $18 million represents the one-time impact of the retrospective application for wells drilled prior to 2012.

In the North Sea, total operating expenses were higher due to increased maintenance costs at Piper, Tartan, Monarb, and Gyda, partially offset by lower Fulmar maintenance and Varg well workover costs.  Unit operating expenses were additionally impacted by lower production.

In Southeast Asia, total operating expenses increased due to the start up of Jambi Merang and Kitan, partially offset by completion of maintenance and well intervention costs in PM3-CAA in 2011.

In the rest of the world, unit and total operating expenses increased due to increased maintenance and well intervention costs in Colombia and a full quarter impact of Equión.

Unit Depreciation, Depletion and Amortization (DD&A) Expense

	Three months ended March 31
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	15.14	13.23	17.76	14.98
North Sea	19.96	16.31	20.11	16.34
Southeast Asia	9.54	6.29	14.62	10.30
Other	13.00	11.89	21.48	26.89
	14.34	12.31	17.80	14.87

Total DD&A Expense

	Three months ended March 31
	2012	2011
($ millions)
North America	273	201
North Sea	174	186
Southeast Asia	118	62
Other	38	20
	603	469

The DD&A expense in North America increased due to higher production volumes and an increase in unit rates for shale properties.

The DD&A expense in the North Sea decreased due principally to lower production, partially offset by an increase in rates.

The DD&A expense in Southeast Asia increased due principally to the DD&A associated with the start up of Kitan and Jambi Merang.  Kitan has a higher unit DD&A rate than the Southeast Asia average.

The DD&A expense in the rest of the world increased due to a full quarter impact of Equión.

Unit DD&A expense, which increased by 16%, was impacted by the same factors as noted above.

Impairment

	Three months ended March 31
	2012	2011
($ millions)
North America	75	-
North Sea	978	102
Southeast Asia	-	-
Other	-	-
	1,053	102

The Yme project in Norway has experienced significant delays and cost overruns and is subject to arbitration with the platform contractor.  The Company has considered further internal and external engineering studies of the Yme facility completed in April 2012 and updated estimates of project costs and completion dates.  It is clear that considerable work remains to be completed in order for the facility to comply with Norwegian offshore safety and environmental standards and be ready for first oil.  While management remains committed to the development of the Yme project with the primary focus being the completion of the facility by the contractor, the Company is considering alternative solutions.  The estimated recoverable amount of the Yme project at March 31, 2012 has declined since December 31, 2011 and is less than its carrying value.  Accordingly, the Company recorded impairment of $248 million after-tax ($978 million pre-tax) for the three month period ended March 31, 2012.  The remaining book value associated with the Company’s investment in the Yme project is $630 million.  Management’s evaluation of options is expected to continue throughout 2012.

In addition, impairment $60 million was recorded in respect of the anticipated loss on disposal of assets held for sale in North America (see the ‘Assets held for sale’ section of this MD&A) and $15 million for a non-core natural gas property in North America due to a reduction in near-term natural gas price assumptions.

Corporate and Other

	Three months ended March 31
	2012	2011
($ millions)
General and administrative (G&A) expense	121	98
Dry hole expense	60	104
Exploration expense	56	112
Finance costs	71	76
Share-based payments expense (recovery)	(41)	116
Loss on held-for-trading financial instruments	47	319
Gain on asset disposals	(505)	(92)
Other income	26	28
Other expenses, net	77	58

G&A expense increased by $23 million relative to 2011 due principally to higher running costs in new regional offices,  IT costs and normal workforce cost inflation.

Dry hole expense includes the write-off of an exploration well of $45 million in Peru and conventional wells of $11 million in North America.

Exploration expense, which includes seismic activities in the North Sea, Malaysia, Vietnam, Indonesia, Papua New Guinea and Colombia, decreased by $56 million due principally to reduced activity in Papua New Guinea, where Talisman recently announced a strategic joint venture with Mitsubishi Corporation.

Finance costs include interest on long-term debt (including current portion) and accretion expense relating to decommissioning liabilities, less interest capitalized. The decrease in finance costs is due to the increase in capitalized interest relating to major development projects.

The fair value of the Company’s share-based payments plans is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments. The share-based payments recovery during the three month period ended March 31, 2012 was $41 million, compared to an expense of $116 million in the same period last year due principally to a decrease in the Company’s share price and revisions to the vesting assumptions relating to the long-term PSU plan.

Talisman recorded a loss on held-for-trading financial instruments of $47 million principally related to an increase in oil and liquids price. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

The gain on disposals arose largely from the sale of non-core coal assets in Northeast British Columbia described in the ‘Asset Disposals’ section of this MD&A.

Other income includes pipeline, processing and marketing revenue.

Other expense of $77 million includes foreign exchange losses of $31 million arising from the weakening of the US$, rig cancellation fees in the Pennsylvania Marcellus and other miscellaneous expenses.

INCOME TAXES

	Three months ended March 31
	2012	2011
($ millions)
Income (loss) before taxes	(63)	130
Less: Petroleum Revenue Tax (PRT)
Current	29	59
Deferred	5	27
Total PRT	34	86
	(97)	44
Income tax expense (recovery)
Current income tax	404	384
Deferred income tax	(792)	(14)
Total income tax expense (recovery)	(388)	370
Effective income tax rate (%)	400	841

The effective tax rate in the first quarter of 2012 is impacted by the gain on the disposal of non-core coal assets in Canada and the Yme impairment in Norway, whereas the effective rate in the first quarter of 2011 included a $225 million one-time deferred tax expense arising from a legislative change in the UK.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income.  The Company’s effective tax rate is impacted by the mix of income before taxes between high and low rate tax jurisdictions, the revaluation of tax pools denominated in foreign currencies and other non-taxable gains and losses.

The UK government intends to restrict tax relief for decommissioning expenditures to the 20% supplementary charge rate effective from March 21, 2012. This measure could become substantially enacted in the second or third quarter of 2012, at which time deferred income tax expense would be recorded, estimated by management to be approximately $140 million.

The $730 million tax effect of the Yme impairment has resulted in a net deferred tax asset in Norway of $560 million, which is expected to be recoverable through the generation of future taxable income from the Company’s Norwegian assets and under existing tax legislation.

CAPITAL EXPENDITURES

	Three months ended March 31
	2012	2011
($ millions)
North America	594	434
North Sea	229	296
Southeast Asia	83	120
Other	71	44
Exploration and development1	977	894
Corporate, IS and Administrative	31	16
Acquisitions	2	793
Proceeds of dispositions	(502)	(249)
Net capital expenditure	508	1,454
1.	Excludes exploration expensed of $56 million (2011 - $112 million)

North America capital expenditure during the quarter totalled $594 million, of which $462 million related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Eagle Ford programs. The remaining capital was invested in conventional oil and gas properties.  Going forward, the North America capital expenditure program will focus on liquids-rich opportunities.

In the North Sea, capital expenditures of $229 million were largely focused on the Yme, Auk North and Auk South development projects, the Claymore replacement compression project, MonArb redevelopment project and Tartan well intervention.

In Southeast Asia, capital expenditures of $83 million included $70 million on development in Indonesia, Malaysia, and Vietnam.

Capital expenditures in other areas were $71 million, including $56 million for exploration drilling in Colombia, Peru, Poland, and the Kurdistan region of northern Iraq. Talisman also spent $15 million on development in Colombia and Algeria.

ASSETS HELD FOR SALE

In accordance with IFRS, assets and liabilities associated with assets held for sale are aggregated respectively and presented as current on the Consolidated Balance Sheet without restatement of comparative information.  Operating results are included in the Consolidated Statement of Income until the transaction is complete.

The following information relates to the assets classified as held for sale:

Balance Sheet of Assets Held for Sale

March 31,	2012
Assets
Property, plant and equipment	202
Exploration and evaluation assets	15
Accounts receivable	10
Goodwill	9
Deferred tax assets	16
Assets held for sale	252
Liabilities
Accounts payable and accrued liabilities	22
Decommissioning liabilities	26
Deferred tax liabilities	68
Liabilities associated with assets held for sale	116

Results of Assets Held for Sale

	Three months ended March 31
	2012	2011
Revenue	24	23
Operating expense	(7)	(8)
DD&A expenses	(7)	(6)
Income tax expense	(2)	(2)
Operating results	8	7
Impairment	(60)	-
Income tax recovery on impairment	15	-
	(37)	7

Daily Average Production Volumes of Assets Held for Sale

	Three months ended March 31
	2012	2011
Oil and liquids (mbbls/d)	3	3
Natural gas (mmcf/d)	25	27
Total Daily Production (mboe/d)	7	8

In North America, Talisman has entered into two agreements to sell oil and gas producing assets in Western Canada.  These transactions are expected to close in the second quarter of 2012.  The Company has recorded an impairment of $60 million in relation to one of these transactions, which represents the expected pre-tax loss on sale.  The second transaction is expected to result in a gain, which will be recorded upon closing.  These assets have been classified as held for sale in the Consolidated Balance Sheet.

In the North Sea, Talisman has classified exploration and evaluation assets with a carrying value of $15 million as held for sale.  This transaction is expected to close in the second quarter of 2012.

ASSET DISPOSALS

Sale of Non-Core Coal Assets

In March 2012, Talisman sold non-core coal assets in Northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Sale of Farrell Creek Interests to Sasol Limited (Sasol)

In March 2011, Talisman created a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.  The transaction resulted in a pre-tax gain of $89 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Loss.

ACQUISITIONS

On January 24, 2011, Talisman, together with Ecopetrol, completed the acquisition of Equión. Talisman acquired a 49% interest in Equión for cash consideration of $785 million, of which $613 million was paid as a deposit in 2010.  Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

FARM-OUT

In February 2012, Talisman reached an agreement with Mitsubishi Corporation to farm-out interests in nine of the Company’s licences in Papua New Guinea’s onshore Western Province, subject to approvals by government and joint venture partners. This agreement is valued at approximately $280 million and is intended to be paid in the form of a capital carry.  Following the farm-out, the Company’s equity position will average 40% in these nine licenses.

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s debt at March 31, 2012 was $4.7 billion ($4 billion, net of cash and cash equivalents and bank indebtedness), down from $4.9 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2011.

During the quarter, the Company generated $1 billion of cash provided by operating activities, incurred capital expenditures of $1 billion, and received proceeds of $0.5 billion from the disposition of non-core assets.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities, cash proceeds from the disposition of non-core assets (estimated to be $1 billion to $2 billion in 2012), by drawing on the Company’s credit facilities, issuing commercial paper and issuing long-term notes or debentures under the Company’s shelf prospectuses.

The Company has an active hedging program that will partially protect 2012 cash flow from the effect of declining oil prices.  See the ‘Risk Management’ section of this MD&A for further information.

With the exception of the $892 million of debt presented as a current liability relating primarily to the Company’s US commercial paper program and bankers’ acceptances discussed below, Talisman has no significant debt maturities until 2014.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow (defined in accordance with the Company’s debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended March 31, 2012, the debt-to-cash flow ratio was 1.33:1.

Talisman has unsecured bank credit facilities of $4.1 billion that are fully committed through November 2014. The maturity date of these facilities may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011.  The authorized amount under this program is $1 billion.  The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. At March 31, 2012, the amount of commercial paper outstanding was $660 million and the average interest rate on outstanding commercial paper was 0.6%.  In addition, $225 million in the form of C$ bankers’ acceptances was drawn on the bank credit facilities at March 31, 2012. The classification of bankers’ acceptances as a current liability at March 31, 2012 reflects management’s intent with respect to their repayment.

Available borrowing capacity was $3.2 billion at March 31, 2012.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2012, letters of credit totalling $1.6 billion had been issued under these facilities, of which $1.1 billion were provided as security for the costs of decommissioning obligations in the UK. The UK government is expected to introduce legislation in 2013 that will enable it to have statutory authority to sign contracts to provide assurance to the relief that will be received on decommissioning costs, which should allow Talisman to provide security for decommissioning liabilities on a post-tax rather than a pre-tax basis.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.   At March 31, 2012, approximately 96% of the Company’s trade accounts receivable were current and the largest single counterparty exposure, accounting for 17% of the total, was with a very highly rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

At March 31, 2012, there were 1,031,745,011 common shares outstanding, of which 5,312,244 were held in trust by the Company (see below) resulting in 1,026,432,767 common shares outstanding for accounting purposes.  Subsequent to March 31, 2012, 21,992 shares were issued pursuant to the exercise of stock options, with 1,031,767,003 common shares outstanding at April 26, 2012, of which 5,312,244 were held in trust by the Company resulting in 1,026,454,759 common shares outstanding for accounting purposes.

At March 31, 2012, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%.  The first dividend to preferred shareholders of C$0.3136 per share was declared in February 2012 and paid in April 2012.

At March 31, 2012, there were 57,548,138 stock options, 9,423,075 cash units and 6,455,767 long-term performance share units (PSUs) outstanding.  Subsequent to March 31, 2012, 8,117,130 stock options were granted, 21,992 were exercised for shares, 1,467 were surrendered for cash and 381,095 were forfeited, with 65,260,714 outstanding at April 26, 2012.  Subsequent to March 31, 2012, 2,226,990 cash units were granted, 9,270 were exercised and 114,660 were forfeited with 11,526,135 outstanding at April 26, 2012.  Subsequent to March 31, 2012, 10,394,024 long-term PSUs were granted and 92,753 were forfeited, with 16,757,038 outstanding at April 26, 2012.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust.  The 2009 long-term PSU grant vested on December 31, 2011 and was settled in March 2012 based on the vesting of 104% of the PSUs granted as approved by the Board of Directors. During the three month period ended March 31, 2012, 320,000 common shares were purchased on the open market for $4 million (2011 – 793,000 common shares purchased for $18 million).  Between April 1 and April 26, 2012, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 17 and 20 to the 2011 audited Consolidated Financial Statements and notes 13 and 15 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2012 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately $100/bbl, a NYMEX natural gas price of approximately $3/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.59.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	75	125
Natural gas – 60 mmcf/d	5	40
Price changes1
Oil – $1.00/bbl	20	25
Natural gas (North America)2 – $0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)
US$/UK£ increased by US$0.02	5	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 16 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 17 to the 2011 audited Consolidated Financial Statements and note 13 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

During the three month period ended March 31, 2012, the Company entered into contracts to secure long-term transportation and processing capacity in the Eagle Ford shale play.  The total commitment associated with these contracts is approximately $450 million over 15 years, of which approximately $190 million is expected to be incurred within the next five years.  There have been no other significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2011.  Refer to note 23 to the 2011 audited Consolidated Financial Statements for details of the Company’s commitments.

RISK MANAGEMENT

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the 2011 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at March 31, 2012, including their respective fair values, are detailed in note 16 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at March 31, 2012, none of which are designated as a hedge:

Two-way collars	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	Apr-Dec 2012	20,000	90.00/148.36
Dated Brent oil index	Apr-Jun 2012	9,000	90.00/126.93
Dated Brent oil index	Apr-Jun 2012	11,000	90.00/155.16
Dated Brent oil index	Apr-Jun 2012	10,000	90.00/123.08
Dated Brent oil index	Jul-Dec 2012	10,000	90.00/119.26

Further details of contracts outstanding are presented in note 16 to the interim condensed Consolidated Financial Statements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
($ millions, unless otherwise stated)	2012	2011				2010
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Total revenue and other income	2,115	2,082	1,956	2,234	2,000	1,863	1,683	1,600
Net income (loss)	291	(117)	521	698	(326)	(350)	352	572
Per common share ($)
Net income (loss)	0.28	(0.11)	0.51	0.68	(0.32)	(0.34)	0.35	0.56
Diluted net income (loss)	0.25	(0.11)	0.24	0.50	(0.32)	(0.34)	0.35	0.50

During the three-month period ended March 31, 2012, total revenue and other income increased by $115 million over the same period in 2011 due principally to higher volumes and global oil and liquids prices.  Net income increased by $617 million due principally to a gain on the sale of non-core coal assets, a smaller loss on held-for-trading financial instruments, a recovery on share-based payments and higher global oil and liquids prices, partially offset by asset impairments, a decrease in gas prices in North America, higher operating expenses and higher DD&A.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.  During the three month period ended March 31, 2012, the following accounting items were impacted by a change in management’s estimates and judgment:

•	The writedown of the Yme asset discussed in the ‘Impairment’ section of this MD&A;

•
Dececommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate, which was 5.3% at March 31, 2012 (December 31, 2011 – 5.1%). As an indication of possible future changes in decommissioning liabilities, if all of the Company’s abandonment obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $86 million.

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Issued but Not Yet Effective

There have been no changes to the pronouncements described in the 2011 MD&A. The Company is currently assessing the impact of adopting those pronouncements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Effective January 1, 2012, Talisman implemented a new integrated finance and supply chain application in its North American business and corporate function. The implementation of this new application was not in response to any deficiency in the Company’s internal controls, but is part of a project to standardize applications globally. The Company has assessed the impact of the application implementation and has made modifications to the control environment accordingly.

There have been no other significant changes in Talisman’s internal control over financial reporting during the three month period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LITIGATION

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

ADVISORIES

Forward-Looking Statements

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	Expected capital spending;
•	Expected partial remediation of natural declines and increased water cut in the North Sea;
•	Expected delays, remaining work, effects on timing and evaluation of options at Yme;
•	Expected recovery of the deferred tax asset in Norway associated with Yme;
•	Expected closing dates of transactions in North America and the North Sea;
•	Expected commitment under the Eagle Ford egress contracts;
•	Expected counterparty risk;
•	Expected sources of funding for the capital program;
•	The merits or anticipated outcome or timing of pending litigation;
•	Expected timing of the enactment of the UK government is restricted tax relief for decommissioning liabilities and the expected impact on deferred income tax expense;
•	Expected UK legislation regarding decommissioning cost relief and the expected effect on Talisman’s security for decommissioning liabilities; and
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2012 assumes escalating commodity prices.

Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.  The disposition metrics disclosed assume closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand, and unpredictable facilities outages;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations

The following list of abbreviations is used in this document:

AIF	Annual Information Form
bbl	barrel
bbls/d	barrels per day
boe	barrels of oil equivalent
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
G&A	General and administrative
gj	gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NYMEX	New York Mercantile Exchange
PRT	Petroleum Revenue Tax
PSU	Performance share unit
SEC	US Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate